UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

004854105**

(CUSIP Number)

Jacob Fisch

19th Floor, 20th Building, Tianlin Road

Shanghai F4 200233

Peoples Republic of China

Tel: +86.21.5151.8888

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP applies to American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004854105

1. Names of Reporting Persons.
Jacob Fisch
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)	PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6. Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	2,464,000
	8. Shared Voting Power
	9. Sole Dispositive Power	2,464,000
	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person	2,464,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13. Percent of Class Represented by Amount in Row (11)	4.6% (1)
14. Type of Reporting Person (See Instructions)
IN

(1) Based on 53,544,090 total outstanding ordinary shares of the Issuer as of March 15, 2018.

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 31, 2017 (the “Schedule 13D”) relating to the ordinary shares, par value $0.01, of Acorn International, Inc., a Cayman Islands corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On March 15, 2018, Mr. Fisch transferred by gift 336,000 ordinary shares.

Mr. Fisch holds the remaining ordinary shares for strategic investment purposes. Mr. Fisch intends to continuously review his investment. Depending upon various factors, including Acorn’s business, prospects and financial conditions, market conditions and other factors that Mr. Fisch may deem relevant to his investment decision, Mr. Fisch may engage from time to time in certain actions, including, without limitation, increasing or decreasing his investment in Acorn.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented with the following information:

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(c) Mr. Fisch has transferred by gift 336,000 ordinary shares of Acorn on March 15, 2018. The transfer was by gift and therefore therefore the transfer was at $0.000 price per share.

(d) Not applicable

(e) March 15, 2018.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2018	/s/ Jacob Fisch
Jacob Fisch

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